Mail Stop 3561

      							November 28, 2005

Via U.S. Mail and Fax (404) 949-0740
Mr. Martin R. Gausvik
Chief Financial Officer
Cumulus Media Inc.
14 Piedmont Center
Suite 1400
Atlanta, GA 30305

	RE:	Cumulus Media Inc.
		Form 10-Q/A for the quarterly period ended June 30, 2005
		File no. 005-54277

Dear Mr. Gausvik:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-Q/A for the quarterly period ended June 30, 2005

Explanatory Statement, page 3

1. We note that you are restating your financial statements in relation to the payment made by Katz Media to Interep National
Radio
Sales, Inc. Please tell us more details of the transaction, including:

* why you did not originally record the payment made on your behalf;
* the circumstances that arose that prompted the restatement;
* the details of the release from Interep, including any amounts paid or forgiven;
* why the amount was immediately expensed, including your basis in the accounting literature; and
* why Katz was willing to pay for the remaining term of the contract up-front.

2. It is unclear to us why any amounts were due to Interep to terminate the contract considering your statement that "the
Company`s
contract with Interep did not contain a voluntary termination or buyout provision" as disclosed on page 7 in Note 2.

3. Also, tell us if there were any payments, including up-front payments, made by Interep to you prior to or during the contract term. If so, tell us in detail how you accounted for the payments.

4. Tell us if Katz Media made any up-front payments to you other than the payment made on your behalf to Interep and how you accounted for such payments, if any.

*    *    *    *

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

??

??

??

??

Mr. Martin R. Gausvik
Cumulus Media Inc.
November 28, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE